FEDERATED MANAGED POOL SERIES

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

January 22, 2010

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED MANAGED POOL SERIES (“Registrant”)
Federated International Bond Strategy Portfolio (“Fund”)
1933 Act File No. 333-128884
1940 Act File No. 811-21822

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 10 submitted via EDGAR on December 1, 2009.

Global Comment

1.
In response to your comment regarding the inclusion of a footnote describing the Fund's "broad-based securities market index" (BBSMI), the Registrant believes that including the BBSMI description is consistent with, and actually furthers, the SEC's intent when it adopted this requirement, in that it helps draw appropriate investor attention to the comparison of the fund's returns with those of the BBSMI.  This is particularly the case when the fund includes additional (non-BBSMI) comparisons.  It is unlikely that an investor will be sufficiently familiar with the characteristics of any given BBSMI to understand its import and relevance, and investors might well be expected to disregard information they do not understand.  If the fund were to omit a description of the BBSMI and yet include descriptions of only the additional, non-BBSMI, indexes, we fear that would lead investors to disregard the BBSMI comparison and focus on the other comparisons (which they would be in a better position to understand).  The Registrant also believes that including descriptions of both the BBSMI and additional indexes, by enabling investors to more fully understand the differences in the performance comparisons, is consistent with general notions regarding omission of material information, as well as the intent of Form N-1A."

Summary Section Disclosure Comments

1.	Under “Risk/Return: Fees and Expenses” in accordance with your comment to shorten the footnote, the Fund will replace it with the following disclosure:

"The table shows the net expenses of the Fund as 0.00% reflecting the fact that the Fund is used to implement certain fixed-income strategies that are offered to Eligible Investors and Eligible Accounts (as such are described in this prospectus)."

2.
Under “What are the Fund’s Main Investment Strategies?” you have asked why there are no Underlying Fund expenses listed in the fee table. There are no Underlying Fund expenses listed in the fee table because the Fund does not incur any expenses in connection with its investment in the Underlying Fund.

3.
Under “What are the Fund’s Main Investment Strategies?” in accordance with your comment about whether the Fund discusses the expenses associated with its investment in the Underlying Fund, the Fund’s response is that it does not include a discussion concerning the expenses associated with its investment in the Underlying Fund because the Fund does not incur any expenses in connection with its investment in the Underlying Fund.

4.
Under “What are the Fund’s Main Investment Strategies?” in accordance with your comment to add the specific types of derivative contracts and hybrid instruments that the Fund may invest in, the Fund will add the following language:

“The Fund invests in derivatives, such as futures, options and swaps and in hybrid instruments, such as credit-linked notes.”

5.	Under “Fund Management,” in accordance with your comment to add the specific title of Ihab Salib, the Fund will add the following disclosure:

“Ihab Salib, Senior Portfolio Manager, has been the Fund's portfolio manager since the commencement of operations in December 2008.”

6.
Under “Fund Management,” in accordance with your comment to remove Roberto Sanchez-Dahl since Form N-1A only requires the Fund’s Portfolio Manager to be listed in the summary section, the Fund will remove disclosure concerning Mr. Sanchez-Dahl from the summary.

Full Prospectus Section Comments

1.
In the section, "Information about the Underlying Fund," in accordance with your comment about whether "after waivers" should be added to the first sentence making it read, "The Underlying Fund is managed independently of the Fund and after waivers does not incur any additional expenses (except extraordinary expenses), the Fund will add the requested disclosure.

2.
In the same section, concerning your comment to clarify whether the Fund is relying on any “rule” or “order” to invest in a single Underlying Fund, the Fund represents that it reserves the right to rely on an exemptive order it received from the SEC.

3. With respect to the staff’s last two comments, the Fund acknowledges its responsibility for the content of its registration statement.

If you have any questions, please do not hesitate to contact me at (412) 288-3341.

Very truly yours,

/s/ Christina Eifler
Christina Eifler
Paralegal